VIA EDGAR

August 21, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Bleichroeder Acquisition Corp. I
Registration Statement on Form S-1
Filed July 12, 2024
File No. 333-280777

Dear Ms. Gorman:

Bleichroeder Acquisition Corp. I (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2024 relating to the Registration Statement on Form S-1, filed by the Company with the Commission on July 12, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment to the Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in the fifth paragraph of the cover page. Please ensure that the amount of compensation received by and securities issued to, or to be received by or issued to each of the sponsor, its affiliates and promoters is clearly stated on the cover page. The disclosure should also include the price paid or to be paid for any securities, as well as the cross reference to the location of related disclosure elsewhere in the prospectus, including that provided in response to Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K. Please see Item 1602(a)(3) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

2.	Where you discuss dilution to public shareholders resulting from the issuance of founder shares at a nominal price, please revise to also state whether the anti-dilution adjustment to the founder shares in connection with your initial business combination may result in a material dilution of the purchasers’ equity interests.

We have revised the indicated disclosure in response to the Staff’s comment.

3.	We note your disclosure in the sixth and fifteenth paragraphs of the cover page regarding some of the potential conflicts of interest that your sponsor, co-founders and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Also ensure that your cross reference includes the location of related disclosure elsewhere in the prospectus, including that provided in response to Item 1602(b)(7) and Item 1603(b) of Regulation S-K. Please refer to Item 1602(a)(5) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

Initial Business Combination, page 7

4.	Please disclose whether security holders will have voting or redemption rights with respect to an extension from 24 to 27 months. Please also disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

5.	Please state the basis for your statement on page 9 that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

We have revised the indicated disclosure in response to the Staff’s comment.

6.	We note that you intend to effectuate your initial business combination potentially using proceeds from forward purchase agreements or backstop agreements. We also note disclosure elsewhere in the prospectus referencing possible private offerings of debt or equity, as well as forward purchase agreements and backstop arrangements. Please revise this section or include a new section within the Summary under an appropriate subheading to provide a more comprehensive discussion regarding plans to seek additional financings. For example, discuss any plans to seek additional financings in connection with meeting working capital needs in the search for the initial business combination, for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. Please also describe how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

Anticipated expenses and funding sources, page 21

7.	Please revise to clarify, if true, that the items you identify in the two bullet points may only be paid from interest on the funds held in the trust account. As drafted, the disclosure could be read to mean that the items in the bullets are in addition to withdrawals of interest to pay expenses. Please also clarify what the “permitted withdrawals” are. For example, disclose whether there are any limits on the dollar amount or percentage of interest on funds in the trust account that may be used for the purposes identified in the parenthetical.

We have revised the indicated disclosure in response to the Staff’s comment.

The Offering

Conflicts of Interest, page 30

8.	Please revise disclosure in this section to clearly state the conflicts with purchasers in the offering. In addition, please revise disclosure as follows:

●	At the end of the carryover paragraph and first full paragraph at the top of page 31, please explain why you do not believe that fiduciary duties or contractual obligations, or the involvement of the sponsor, officers or directors with other SPACs would materially affect your ability to complete a business combination.

●	In the third full paragraph on page 31, please clarify the conflict that relates to the “different timelines” of completing your business combination given the personal and financial interests of your directors and executive officers.

●	Where you discuss conflicts of the sponsor, officers or directors from owning securities in the company, please clearly disclose the price paid, including the “nominal” price paid for the securities and the conflicts of interest in determining whether to pursue a de-SPAC transaction, and in negotiating or accepting the terms of the de-SPAC transaction.

●	Add disclosure of the conflicts of interest relating to items listed under “Limited payments to insiders” such as compensation, repayment of loans and reimbursement of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction, as well as the potential payment of finders, advisory, consulting or success fees for any services rendered for completion of the initial business combination.

●	Clarify the conflicts associated with entering into a business combination with an affiliate of your sponsor, officers or directors, as disclosed on page 133. Please refer to Item 1602(b)(7) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

If we are deemed to be an investment company under the Investment Company Act..., page 45

9.	We note your disclosures suggesting that in order to avoid having your anticipated activities not subject you to the Investment Company Act, you will hold the proceeds of the trust account only in U.S. government treasury obligations or money market funds meeting conditions under Rule 2a-7. For example, we note disclosure stating that you believe you will not be subject to the Act, and that “to this end” you will hold the trust assets in government securities. You also state that “by restricting the investment of the proceeds to these instruments” you intend to avoid being deemed an investment company. While we recognize that you also state that you may mitigate this risk by instructing the trustee to hold the funds in the trust account in cash, please revise these disclosures to clarify that even if the assets in your trust account are U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, you could nevertheless and at any time be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company. Also include disclosure with respect to the consequences to investors if you required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

We have revised the indicated disclosure in response to the Staff’s comment.

Risk Factors

The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 69

10.	Please explain to us how you calculated the implied value per share upon consummation of initial business combination in the amount of $9.53.

We respectfully inform the Staff that the implied value per share upon consummation of the initial business combination is calculated as total funds in trust ($250,000,000) less the deferred underwriter fees ($11,875,000), for a total of $238,125,000 divided by 25,000,000 public shares.

Risk Factors

If our initial business combination involves a company organized under the laws of the United States..., page 78

11.	We note your disclosure on page 91 that you “may withdraw interest for permitted withdrawals, including the payment of taxes.” We also note disclosure regarding the risk that a U.S. federal excise tax could be imposed on you if your business combination involves a company organized in the United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.

We have revised the indicated disclosure in response to the Staff’s comment to reflect that we may not withdraw interest for the payment of any U.S. federal excise tax.

Use of Proceeds, page 82

12.	We note disclosure here and on the cover page and in the Underwriting section that $0.10 per share of underwriting compensation is in addition to the deferred portion of the compensation of $0.475, and that 50% of non-deferred compensation will be paid on the 12, 18 and 24-month anniversaries of the offering from permitted withdrawals of interest earned on the trust account. Please revise your use of proceeds table to include this 50% of non-deferred compensation as being sourced from permitted withdrawals rather than being an expense paid at closing from the proceeds of the offering.

We have revised the indicated disclosure in response to the Staff’s comment.

Dilution, page 86

13.	Please revise the table on page 86 to explain what is represented in the first column under the heading “Offering Price of $10.00,” as well as illustrate how the NTBV per share amounts in this column were calculated.

We have revised the indicated table in response to the Staff’s comment.

14.	We note that the “Full Over-Allotment” columns of numerator calculation in the table on page 87 don’t foot due to inclusion of the overallotment liability. Please revise.

We have revised the indicated table in response to the Staff’s comment.

Proposed Business

Sponsor Information, page 101

15.	In the disclosure on page 101, please state the amount of the direct and indirect material interests in the sponsor that are held by each of Messrs. Combes and Gundlach. Please see Item 1603(a)(7) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

16.	We note your disclosure on pages 10 and 101 that the tables set forth the payments to be received by your sponsor and its affiliates from you prior to or in connection with completion of the business combination and the securities issued or to be issued by you to your sponsor and its affiliates. Please expand the tables to address the nature and amount of all compensation received or to be received by each of the sponsor, and each of its affiliates and promoters, including loan repayments, the anti-dilution adjustment of the founder shares, payment of any finder’s, advisory, consulting or success fees, and the repayment or reimbursement of out-of-pocket expenses or any other amounts. Please refer to Item 1602(b)(6) and 1603(a)(6) of Regulation S-K. Please also specifically disclose the extent to which this compensation and the issuance of securities to your sponsor, its affiliates and promoters may result in a material dilution of the purchasers’ equity interests. For example, please tell us with a view toward disclosure if the private warrants may be exercised on a cashless basis.

We have revised the indicated disclosure in response to the Staff’s comment.

17.	Please revise the table on page 102 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

18.	In connection with the disclosure at the top of page 103 regarding transfers of your founder shares, private placement warrants or any of your other securities, please address the forfeiture of Class B shares if the over-allotment option is not exercised, as well as the operation of the anti-dilution provisions of the Class B shares. Also address the possibility of indirect transfers of your securities through the transfer of sponsor interests by sponsor members or other affiliates. Please see Item 1603(a)(6) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

Management

Conflicts of Interest, page 131

19.	Please revise to provide all of the disclosure regarding actual or potential conflicts of interest, including without limitation those identified in our comment on your page 30 disclosure above, that may arise in determining whether to proceed with a de-SPAC transaction, and any material conflict of interest arising from the manner in which you compensate the sponsor, officer or directors, or the manner in which your sponsor compensates it officer directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. Please see Item 1603(b) of Regulation S-K.

We have revised the indicated disclosure in response to the Staff’s comment.

Principal Shareholders, page 135

20.	We note that you attribute 100% of the beneficial ownership of the Class B shares held of record by the sponsor to Mr. Gundlach. However, disclosure on page 101 states that Messrs. Combes and Gundlach, as co-founders, are the managing members of the sponsor and control the voting and investment decisions of your securities held by the sponsor. Please revise the beneficial ownership table on page 135 to also include Mr. Combes’ beneficial ownership of Class B shares in the table.

We have revised the indicated disclosure in response to the Staff’s comment as well as to indicate that Mr. Combes, through his affiliate as sole managing member, will have sole voting and investment discretion over securities held by the sponsor.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Gundlach
Andrew Gundlach, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP